[LETTERHEAD OF CLIFFORD CHANCE US LLP]

VIA EDGAR

June 29, 2012

Duc Dang, Esq., Senior Attorney

Sandra B. Hunter, Esq., Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             iStar Financial Inc.

Registration Statement on Form S-4

Filed June 8, 2012

File No. 333-182017

Dear Mr. Dang and Ms. Hunter:

On behalf of iStar Financial Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-182017) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2012.

For convenience of reference, each comment contained in your letter is recited below in italics, numbered to correspond with the paragraph numbers assigned in your June 26, 2012 comment letter and is followed by the corresponding response of the Company.

We have provided both of you a courtesy copy of this letter and two courtesy copies of the Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 8, 2012.  Capitalized terms used and not otherwise defined shall have the meanings set forth in the Registration Statement.

General

1.                                      We note that you are registering the 9.0% Series B Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993).  Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, the Company represents that it is offering the Series B Notes in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., Commission No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., Commission No-Action Letter (June

5, 1991) and Sherman & Sterling, Commission No-Action Letter (July 2, 1993).  In accordance with such no-action letters, the Company represents that:

(1) the Company has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Series B Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the exchange offer will acquire the Series B Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Series B Notes to be received in the exchange offer;

(2) the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Series B Notes in exchange for such Series A Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to any resales of the Series B Notes received in exchange for such Series A Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Series B Notes held by the broker-dealer), in connection with any resale of such Series B Notes; and

(3) the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer a provision that if the exchange offeree is a broker-dealer holding Series A Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Series B Notes received in respect of such Series A Notes pursuant to the exchange offer.  The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Prospectus Cover Page

2.                                      Please revise to disclose to following on the cover page of the prospectus:

•                  Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•                  Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

In response to the Staff’s comment, the Company has added the requested disclosure to the cover page of the prospectus.

Incorporation of Certain Documents by Reference, page 58

3.                                      As your prospectus included here is not dated, it appears that you have not incorporated any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.  Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 and revise this section, if necessary.

In response to the Staff’s comment, the Company has dated the prospectus June 29, 2012.

Signatures

4.                                      We note that David DiStaso has signed on your behalf.  Please also provide the signature of the principal financial officer and accounting officer in his individual capacity.  Please refer to Instruction 1 to Signatures on Form S-4.

In response to the Staff’s comment, the Company has revised the signature page of the Registration Statement to reflect David DiStaso, the Company’s chief financial officer, signing as the Company’s principal financial officer and principal accounting officer.

*   *   *   *   *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8526.

Sincerely,

/s/ Kathleen L. Werner

Enclosures

cc:  David DiStaso

Nina B. Matis